UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For January 18, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
NYSE share code: HMY
(“Harmony” and/or “the Company”)

HARMONY TRANSFORMS BY ADDING NEAR-TERM COPPER PRODUCTION IN
A TIER 1 MINING JURISDICTION

Acquires 100% of the low-risk Eva Copper Project and surrounding exploration tenements from Copper Mountain Mining Corporation
Highlights:
•Adding near-term copper to Harmony’s production profile; diversifying its revenue and increasing its long-term value proposition
•Potential to add 10% to 15% more in gold and gold equivalent production1 placed in the first half of the Wood Mackenzie global C1 copper cost curve2 over a 15-year life of mine
•Excellent growth potential through exploration in a world-class mining jurisdiction
•Copper as a future-facing metal is critical in supporting the global energy transition
•De-risking the overall asset portfolio and meeting all Harmony’s strategic objectives
•Capital allocated towards a lower-risk, higher-margin asset
◦Adding near-term production from an open pit mine in a Tier 1 jurisdiction
◦Low execution risk in building the mine
•Meets all environmental, social and governance (ESG) requirements, demonstrating responsible stewardship
•Sufficient headroom to finance the acquisition in cash and secure capital to build the mine:
•Harmony will fund the acquisition with existing cash and available debt facilities
◦Net debt/Ebitda remains manageable and well below 1 times post Transaction close
1 Assuming the same parameters applied in Harmony’s Mineral Resources and Mineral Reserves statement for the year ended 30 June 2022.
2 C1 cash costs represent the costs for mining. Processing, administration, including accounting movements for stockpiles. It does not include capital costs for exploration, mine development or processing mill capital works. It includes net proceeds from by-product credits. It does not include the cost of royalties.

◦Cash offer of US$170 million with a future contingent payment of up to a maximum of US$60 million (see details below)
•Timing of the development capital will dovetail with Harmony’s current capital expenditure profile

1.Introduction

Johannesburg. 6 October 2022. In line with its strategic objective of transitioning into a low-cost gold and copper mining company, Harmony announces that it has entered into an agreement to acquire the entity which owns 100% of the Eva copper project (“Eva Copper”) and a package of regional exploration tenements from Copper Mountain Mining Corporation (“Copper Mountain”) for an upfront cash consideration of US$170 million (approximately R3 billion) plus a contingent payment of up to a maximum of US$60 million (approximately R1.1 billion) (“the acquisition and/or the transaction”).

Eva Copper and the acquired tenements comprise 2 295 square kilometres of tenure within the world-class North West Minerals Province in Queensland, Australia. The acquisition of Eva Copper will add 1.718 billion pounds of copper and 260 000 ounces of gold to Harmony’s Mineral Reserves and extend the Company’s diversification into copper, a future-facing metal critical to the energy transition.

Peter Steenkamp, Chief Executive Officer of Harmony, said: “Acquiring Eva Copper is strategically important to our growth journey. It opens a new copper-gold frontier for Harmony within a highly attractive Australian mining area, supplementing our 50% interest in the Tier 1 copper-gold Wafi-Golpu project. Eva Copper lowers our risk profile, providing additional scale and meaningful diversification that positions Harmony for the future.”

2.Rationale for the offer

As a gold mining and exploration company, with a Tier 1 copper footprint (the Wafi-Golpu copper-gold porphyry), this acquisition is aligned with Harmony’s strategy. Diversifying into copper enables Harmony to participate in the global transition to a low-carbon economy. This Transaction will lower Harmony’s overall risk profile and strengthen its cash flow in the medium to long term through:

a.Introducing copper exposure while diversifying internationally: Australia is a Tier 1 mining jurisdiction and the acquisition supports the strategic intention of growing Harmony’s margins and increasing its exposure to copper via investment in high-quality assets. Mining leases and an environmental authority for Eva Copper have been granted, and an amendment, which reflects updates to the project configuration, is well advanced. The acquired assets furthermore present excellent exploration potential both on-site and in the region.
b.Low execution risk: The project will have a short construction period of two to three years. Ramp-up to full production will be quick due to the shallowness of the orebody. Supporting infrastructure in the surrounding region further mitigates execution risks. Ultimately, Eva Copper will be a large, high-volume conventional open pit mine, with a low strip ratio, a simple process plant and attractive copper and gold recoveries.
c.Acquisition meets all Harmony’s investment criteria and de-risks the Harmony portfolio: This acquisition de-risks Harmony through a more diversified commodity mix, lower costs, good grades, and capital affordability. This project will be prioritised over higher risk, lower ranking capital projects in the company.
d.Strong and highly experienced team close to the acquired assets: Harmony’s established and highly experienced team operating from Brisbane, Australia has conducted an extensive and comprehensive due diligence. They will also be the team leading the integration of the acquired assets.
e.Ability to finance acquisition in cash and secure capital to build the mine: Harmony will fund the Transaction with existing cash and available debt facilities. Studies conducted by Copper Mountain estimated development capital of US$597 million would be required to build Eva Copper. Harmony is currently undertaking a detailed review and optimisation of the existing feasibility study. Once Harmony has completed this review, it will provide the market with an updated development capital figure and its funding strategy. Harmony expects this process to take approximately 12 months and will take into account the prevailing market conditions.

The construction of Eva Copper is expected to take between two and three years to complete. Timing of the development capital will dovetail with Harmony’s current capital expenditure profile. The peak brownfields expansion, namely Mine Waste Solutions, will be almost complete by the time construction of Eva Copper begins. Eva Copper will boost Harmony’s capacity to fund further projects such as Wafi-Golpu.

f.Favourable ESG (environmental, social and governance) credentials: Project approvals and development are underpinned by comprehensive environmental and socioeconomic studies, further supported by a stable regulatory regime. Eva Copper supports Harmony’s sustainable development strategy, further bolstering our commitment to responsible stewardship.

3.Description of the Eva Copper and surrounding exploration tenements

Eva Copper is an Iron Oxide Copper gold deposit and, together with the exploration package, sits within the world-class North West Minerals Province. It is located 75 kilometres (“km”) from the town of Cloncurry and 95 km north-east of Mount Isa in north-west Queensland, Australia. The project area has five mining leases and 16 granted exploration permits over 2 100 square km.

Eva Copper has a Mineral Resource base, including the Inferred Resource, of 307 million tonnes (“Mt”) at 0.42% Cu, 0.04g/t Au for 2.85 billion pounds contained copper and 381koz Au and a Mineral Reserve of 171 Mt grading 0.46% Cu and 0.05 g/t Au for 1.718 billion pounds contained copper, and 260k oz contained gold3:

3 Copper Mountain Mining Company August 2022 Mineral Reserve and Resource Estimate and technical reports filed to date. See www.cumtn.com.

The May 2020 Feasibility Study and December 2021 update completed by Copper Mountain highlights attractive economics and project parameters, including4:

•Eva Copper is envisioned to be a conventional open pit with a conventional crush, grind, and flotation circuit;
•Expected production of 100Mlbs Cu per annum and 14koz Au per annum over an expected mine life of 15 years;
•A development capex estimate of US$597 million5;
•The property is easily accessible by air and road and has sufficient water and power available via a 220kV power line;
•Mining leases and an environmental authority for Eva Copper have been granted, and an amendment which reflects updates to the project configuration is well advanced;
•Community and landowner relations are well established;
•Approximately 95% of the Mineral Reserve is contained in the Little Eva, Blackard, Scanlan, and Turkey Creek deposits. The Bedford, Lady Clayre and Ivy Ann satellite deposits compose the remaining 5% of the Mineral Reserves;
•Eva Copper has potential for mine life extension and regional exploration upside, including near surface oxidised ore not included in the mine plan and 2 100 square kilometres of highly prospective tenure in the world class Mt Isa inlier region;
•Recent developments announced by Copper Mountain highlight broader exploration potential;
•The exploration tenements encompass a 50km long copper geochemical anomaly in which wide spaced drilling has obtained similar styles of mineralisation to those at Eva Copper, with significant copper and gold drill intercepts6. Emerging target areas along the trend include:
◦Companion target:    CPR670: 84m @ 0.6% Cu, 0.2 g/t Au (from surface)
    CPR660: 11m @ 1.35% Cu, 0.74 g/t Au (52m)
◦Quamby target:            QMR018: 39m @ 0.5% Cu, 0.13 g/t Au (12m)
    QMR025: 135m @ 0.37% Cu, 0.03 g/t Au (33m)
◦Reaper target:     RED010: 95m @ 0.3% Cu, 0.04 g/t Au (29m)

4 Source: Copper Mountain Corporate August 2022 Presentation and technical reports filed to date. See www.cumtn.com.
5 Converted from A$ to US$ using Copper Mountain’s assumed A$:US$ of 1.40.
6 Source: Copper Mountain press release October 12, 2021 and technical reports filed to date. See www.cumtn.com.

Following completion of the Transaction, Harmony will undertake a detailed review and optimisation of the project feasibility study and exploration drilling results.

4.Consideration payable in terms of the offer and other key financial information

The acquisition consideration consists of the following:

•a cash offer of US$170 million (~R3.0billion); and
•up to a maximum of US$60 million (~R1.1 billion) future contingent payment consisting of up to US$30 million (~R543 million) via a 10% sharing of net incremental revenue above US$3.80/lb Cu and up to US$30 million (~R543 million) on a new copper resource discovered and declared within the acquired tenements (calculated using a resource multiple of US$0.03/lb Cu).

Harmony will pay the upfront purchase price using cash and available revolving credit facilities. Once Harmony has updated the feasibility study, it will determine the most effective way of financing the capital requirements to bring the mine into production.

Harmony currently expects to remain comfortably within its debt covenants following the conclusion of the transaction. Harmony’s lending group has already consented to this acquisition.

Conditions precedent

The closing of the Transaction is subject to certain customary conditions, including approval from the Foreign Investment Review Board in Australia and Copper Mountain bondholder approval. The Transaction has received approval from the South African Reserve Bank.

Board approval has been obtained from both companies and the legal agreements have been finalised. The Transaction is expected to be completed early in calendar year 2023.

5.CATEGORISATION

The Transaction constitutes a Category 2 transaction for Harmony in terms of Section 9 of the JSE Limited Listing Requirements and accordingly, approval from the shareholders of Harmony is not required.

6.INVESTOR CALL AND PRESENTATION

A presentation in support of this announcement will be shared by Harmony’s management team at 13:00 South African time today. Please see the details for the webcast on Harmony’s website: www.harmony.co.za.

7.ADVISERS

Harmony’s financial adviser is Rothschild & Co and its legal adviser is Ashurst.

8.    JSE SPONSOR

J.P. Morgan Equities South Africa Propriety Limited.

9.    ABOUT HARMONY

Harmony, a world-class gold mining and exploration company, has operations and assets in South Africa and Papua New Guinea (PNG). Harmony has more than 70 years’ experience in the industry. Company assets include one open pit mine and several exploration tenements in PNG, as well as 9 underground mines and 1 open pit operation and several surface sources in South Africa. In addition, Harmony owns 50% of the significant Wafi-Golpu copper-gold project – a tier 1 asset - in a joint venture in PNG.
The company’s primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website, www.harmony.co.za.

10.    ABOUT COPPER MOUNTAIN MINING CORPORATION

Copper Mountain’s flagship asset is the 75% owned Copper Mountain Mine located in southern British Columbia near the town of Princeton. The Copper Mountain Mine currently produces approximately 100 million pounds of copper equivalent per year. Copper Mountain also has the 100% owned development-stage Eva Copper Project and an extensive 2,100 km2 highly prospective land package in Queensland, Australia. Copper Mountain trades on the Toronto Stock Exchange under the symbol “CMMC” and Australian Stock Exchange under the symbol “C6C”. Additional information is available on the Company’s web page at www.cumtn.com.

Forward looking statements
This announcement contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this presentation, and including any climate change related statements, target and metrics, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.
As a consequence, these forward-looking statements should be considered in light of various important factors, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the Russian invasion of Ukraine and subsequent sanctions, estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metal; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals, prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act; statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations, fluctuations in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions, or sufficient gender diversity in management positions or at board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea and other countries in which we operate.
These forward-looking statements speak only as of the date they are made. The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein. These forward-looking statements are the responsibility of the directors and have not been reviewed and reported on by the Company’s external auditors.

Competent Person’s statement
The information in this report that relates to Exploration Targets, Exploration Results, Mineral Resources or Ore Reserves is based on information reviewed by Patrick Redmond, Ph.D., P.Geo. Dr. Redmond is a full-time employee of the Copper Mountain Mining Corporation and has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the JORC Code. Dr. Redmond does consent to the inclusion in this news release of the matters based on their information in the form and context in which it appears.
The information in this announcement that relates to Mineral Resources or Ore Reserves has been extracted from Copper Mountain’s NI 43-101 Technical Report for the Eva Copper Project – Feasibility Study Update with the effective date of January 31, 2020 and a report date of May 7, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 6, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director